Exhibit 99.1

Ebang International Announces Acquisition of Inner Mongolia Industrial Land for Amorphous and Nanocrystalline New Materials Project

IRVING, Texas, June 11, 2026 -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we,” “us” or “our”), today announced that its subsidiary had successfully won a bid for certain industrial land in Xinghe County, Ulaanqab City, Inner Mongolia Autonomous Region, China. The Company plans to construct production facilities for high-efficiency amorphous and nanocrystalline new materials on the site. This project will advance the Company’s expansion across renewable energy, new materials, and the green power industry chain, accelerating its strategic upgrade towards becoming a global provider of energy-related new material solutions.

Leveraging Inner Mongolia’s abundant wind and photovoltaic resources and favorable clean energy policies, the Company will focus on the research, development, and manufacturing of amorphous and nanocrystalline new materials. Through low-carbon production processes and intelligent manufacturing systems, the facilities aim to produce ultra-low-loss core materials and components while achieving ESG green manufacturing, low-carbon operations, and large-scale production. This will deeply serve high-growth sectors including high-efficiency transformers, solid-state transformers (SST), and new energy motors.

The Company noted that the project’s production facilities are purpose-built for high-magnetic-induction and ultra-low-loss materials. Product performance fully complies with the latest transformer efficiency standards issued by the U.S. Department of Energy (DOE). These materials can effectively reduce operational losses in power equipment and improve overall energy efficiency across applications including photovoltaics, energy storage, new energy power conversion equipment, and intelligent data centers. They also help enterprises mitigate risks associated with global Carbon Border Adjustment Mechanism (CBAM) regulations. Fueled by smart grids, new energy, and intelligent data centers, global demand for high-efficiency energy conversion materials has experienced rapid growth. The project represents a key strategic layout by us in response to the “green and intelligent” upgrade of global power grids.

“This successful land acquisition moves the project into the fast lane,” said Mr. Hu Dong, Chairman of the Company. “We are not only addressing self-reliance and supply-chain control for the ‘heart of the transformer’ materials, but also proactively positioning ourselves in strategic sectors such as SST component materials and new energy motors. By leveraging the scale and technological advantages of our Inner Mongolia base, we aim to gain strategic initiative in the global clean energy material competition. Building a more resilient business portfolio will create new drivers for the Company’s future growth.

We will continue to maintain strategic flexibility, actively pursue more synergistic development opportunities, and further enhance our long-term competitiveness and capacity for sustainable growth.”

About Ebang International Holdings Inc.

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Leveraging advanced technologies and cutting-edge financial services, our Fintech service platforms have been widely recognized by the market. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. In the foreseeable future, we will continue to focus on our renewable energy business and further explore opportunities in related businesses, while proactively adapting to changes in market demand and seizing new development opportunities. Our diversified model enables us to explore synergies across our businesses, driving value for our Company and shareholders. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates, ” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general markets, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com